UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2008
Commission File No. 000-22161

Corgi International Limited

Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza,
14 Science Museum Road, TST East, Kowloon,
Hong Kong, S.A.R., China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒     Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐     No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐     No☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐     No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Index to Exhibits

Exhibit Description

99.1     Press release, dated July 23, 2008: “Corgi International Limited Announces Engagement of Burr, Pilger & Mayer LLP as Independent Registered Public Accounting Firm”

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements in the press release furnished as an exhibit hereto may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: July 24, 2008                                               By: /s/ John A. Lawrence

Name: John A. Lawrence
Title:  Chief Financial Officer, Chief Operating Officer and

           General Manager, U.S. (Principal Financial Officer)